FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 15, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
> 1.   News Release dated March 15, 2007
> 2.   Material Change Report dated March 15, 2007 (re: March 15/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: March 15, 2007   By: *"Tony M. Ricci"*
                                          (Name)

                                Its: Chief Financial Officer
                                          (Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Change in Year End

Vancouver, BC – March 15, 2007: Petaquilla Minerals Ltd. ("the "Company") announces that the Company intends to change its financial year from January 31 to April 30. On October 18, 2006, the Plan of Arrangement between the Company and Petaquilla Copper Ltd. became effective. The Company and Petaquilla Copper share many common facilities in Panama and collectively undertake the construction of roads and other infrastructure. Due to the complexity of the Plan of Arrangement, the Company requires more time to ensure accuracy of its financial plan information, allocations between the Company and Petaquilla Copper Ltd. as well as for audit preparation.

The Company has filed the Notice required by Section 4.8 of National Instrument 51-102, and such Notice is filed on www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.


FORM 51-102F3
MATERIAL CHANGE REPORT


Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

March 15, 2007

Item 3.   **News Release**

The Company's news release dated March 15, 2007, was disseminated by CCN Matthews on March 15, 2007.

Item 4.   **Summary of Material Change**

The Company announced it intends to change its financial year end from January 31 to April 30.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Tony M. Ricci, Chief Financial Officer of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

March 15, 2007

PETAQUILLA MINERALS LTD.

Per: "Tony M. Ricci"

Tony M. Ricci, CA
Chief Financial Officer

<u>SCHEDULE "A"</u>

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Tony M. Ricci

Contact telephone number: 604-694-0021



Trading Symbols:	
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Change in Year End

Vancouver, BC – March 15, 2007: Petaquilla Minerals Ltd. ("the "Company") announces that the Company intends to change its financial year from January 31 to April 30. On October 18, 2006, the Plan of Arrangement between the Company and Petaquilla Copper Ltd. became effective. The Company and Petaquilla Copper share many common facilities in Panama and collectively undertake the construction of roads and other infrastructure. Due to the complexity of the Plan of Arrangement, the Company requires more time to ensure accuracy of its financial plan information, allocations between the Company and Petaquilla Copper Ltd. as well as for audit preparation.

The Company has filed the Notice required by Section 4.8 of National Instrument 51-102, and such Notice is filed on www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.